JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

18 October 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

SUPPL

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. (JGSHI) dated October 5, 2006 regarding the number of common shares of Robinsons Land Corporation (RLC) agreed to be sold by JGSHI in the primary and secondary offering of RLC.

2. SEC Form 17-C of JGSHI dated October 16, 2006 regarding the additional common shares agreed to be sold by JGSHI pursuant to the exercise of the over-allotment option for the RLC offering.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Number of RLC common shares agreed to be sold by JGSHI in the primary and secondary offering of RLC

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number LCU

Document I.D. Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 5, 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**   **1605**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange (PSE) dated October 4, 2006, informing the PSE that the Company has agreed to sell a total of 7,261,525 shares at the offer price of P12.00 per share in the primary and secondary offering of up to 932,806,600 common shares of Robinsons Land Corporation.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

October 5, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

October 4, 2006

PHILIPPINE STOCK EXCHANGE, INC.
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Listings Department

Gentlemen:

In connection with the primary and secondary offering of up to 932,806,600 common shares of Robinsons Land Corporation (RLC), please be advised that JG Summit Holdings, Inc., as one of the selling shareholders in the said offering, has agreed to sell a total of 7,261,525 shares at the offer price which was P12.00 per share.

Please note however that actual sale and transfer of the said shares shall be made on October 5, 2006, the listing date of the primary shares of RLC.

Very truly yours,

(original signed)
ROSALINDA F. RIVERA
Corporate Secretary

/kca

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day

Fiscal Year

Additional common shares agreed to be sold by JGSHI pursuant to the exercise of the over-allotment option for the RLC offering

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

'06 OCT 16 P12:07

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 16, 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please find attached the letter of JG Summit Holdings, Inc. (JGSHI) ("Company") to the Philippine Stock Exchange (PSE) dated October 13, 2006, informing the PSE that the Company has agreed to sell an additional 2,446,500 common shares pursuant to the exercise of the over-allotment option in connection with the primary and secondary offering of Robinsons Land Corporation.

– o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

October 16, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

October 13, 2006

PHILIPPINE STOCK EXCHANGE, INC.
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Listings Department

Gentlemen:

In connection with the primary and secondary offering of up to 811,136,200 common shares of Robinsons Land Corporation (RLC), please be advised that, pursuant to the exercise of the over-allotment option, JG Summit Holdings, Inc., as one of the selling shareholders in the said offering, has agreed to sell an additional 2,446,500 common shares.

Very truly yours,

(original signed)
ROSALINDA F. RIVERA
Corporate Secretary

/kca